50 11/30/04

04014276

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 11-30-2004

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield (City) Michigan (State) 48076 (Zip Code)

SEC MAIL PROCESSING RECEIVED NOV 2 6 2004 WASH., D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve LaPoint (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Button Eddy & Sorrentino, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

33515 State Street (Address) Farmington (City) Michigan (State) 48335 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of September, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH M. BENARDINO
Notary Public, Oakland County, MI
My Commission Expires Oct 19, 2005

Robert J Cappelli
Signature

President-Advance Capital Group
Title

Vice President-Advance Capital Services

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on Internal Acct. Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

September 30, 2004

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

September 30, 2004

Table of Contents

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of September 30, 2004, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of September 30, 2004, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
November 10, 2004

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Financial Condition
As of September 30, 2004

Assets	
Cash and cash equivalents	$ 1,035,016
Trade receivables	6,709
Receivables from affiliated investment company	435,596
Marketable securities available for sale	3,300
Furniture, equipment and software, less accumulated depreciation and amortization of $422,053	412,561
Deposits	13,508
Total assets	$ 1,906,690
Liabilities	
Payable to brokers and dealers	$ 604
Accounts payable	4,708
Accrued taxes and expenses	1,538,695
Total liabilities	1,544,007
Stockholders' equity	
Common stock	3
Additional paid in capital	214,108
Retained earnings	148,572
Total stockholders' equity	362,683
Total liabilities and stockholders' equity	$ 1,906,690

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Operations
and Retained Earnings
for the Year Ended September 30, 2004

Revenue	
Fee income	$ 6,710,341
Commissions	2,396,818
Interest income	1,494
Total revenue	9,108,653
Expenses	
Officers' compensation	2,820,146
Office compensation	1,535,072
Compensation of representatives	2,290,234
Depreciation and amortization	91,464
Insurance - General	38,887
Insurance - Health	200,080
Insurance - Workers' compensation	17,600
Marketing	392,969
Office expense	142,455
Payroll taxes	243,028
Postage	104,852
Professional fees	334,651
Profit sharing	330,940
Regulatory fees	29,760
Rent	293,272
Repairs and maintenance	29,379
Taxes and licenses	86,186
Telephone	62,671
Miscellaneous	12,189
Total expenses	9,055,835
Net income	52,818
Retained earnings - Beginning of year	95,754
Retained earnings - End of year	$ 148,572

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Cash Flows
for the Year Ended September 30, 2004

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 9,074,769
Cash paid to vendors and employees	(8,376,668)
Interest received	1,494
Net cash provided by operating activities	699,595
Cash flows from investing activities	
Expenditures for furniture and equipment	(286,438)
Deposit made	(1,533)
Deposit returned	2,463
Repayment of advances to employees	49,989
Net cash used in investing activities	(235,519)
Net increase in cash and cash equivalents	464,076
Cash and cash equivalents - Beginning of year	570,940
Cash and cash equivalents - End of year	$ 1,035,016

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended September 30, 2004

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 52,818
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	91,464
Changes in:	
Accounts receivable	(32,389)
Accounts payable and accrued taxes and expenses	587,702
Total adjustments	646,777
Net cash provided by operating activities	$ 699,595

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 75% of the total revenue). The Company primarily transacts business in the midwestern United States.

Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for profit sharing and officers' compensation vary periodically, principally because their determination takes into consideration the receipt of certain revenue.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy.

Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

2. Financial Instruments

The Company's accounts receivable and accounts payable are financial instruments which have fair values at September 30, 2004 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in a bank that sometimes exceed amounts insured by the Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk totaled approximately $875,000 at September 30, 2004 for the excess of the deposit liabilities reported by the bank over the amounts that would have been covered by federal insurance.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at September 30, 2004 are broker/dealers and related investment companies primarily located in Michigan.

3. Marketable Securities Available for Sale

The marketable securities portfolio was comprised of equity securities classified as available for sale. The Company has adopted SFAS 115, resulting in investment securities being carried at market value.

Following are the market values and original cost of marketable securities available for sale as of September 30, 2004:

	Market Value	Cost	Unrealized Gains	Unrealized Losses
Equity securities	$ 3,300	$ 3,300	$ 0	$ 0

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$ 1,055,053	$ 856,387	$ 1,911,440
Stockholder's equity	73,087	289,596	362,683

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software consist of:

Furniture and equipment	$ 724,880
Software	109,734
	$ 834,614

6. Common Stock

The authorized, issued and outstanding shares of capital stock at September 30, 2004 were as follows:

Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 300 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring April 2015 and also leases office space in Illinois expiring September 2005. The Company also leases additional office space in Michigan expiring December 2006, and in Ohio expiring February 2005.

The aggregate minimum annual rental commitments at September 30, 2004 under noncancelable operating lease agreements are as follows:

Year Ending September 30	
2005	$ 152,076
2006	208,085
2007	199,892
2008	202,453
2009	208,414
Thereafter	1,273,624
Total	$ 2,244,544

8. Federal Income Taxes

The stockholders have elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective April 1, 2000. Under such provisions, the company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, SERVICES had net capital of $ 187,935 which was $150,149 in excess of its required net capital (based on aggregate indebtedness) of $37,786. SERVICES' net capital ratio was 3.02 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $200 million and .55% of the average daily net assets above $200 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds, .40% of the average daily net assets of the Bond (merged into the Retirement Income Fund in April 2004) and Cornerstone Stock Fund and .50% of the average daily net assets up to $200 million and .40% of the average daily net assets above $200 million of the Retirement Income Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Bond, Cornerstone Stock and Retirement Income Funds.

MANAGEMENT operations reflect $4,990,829 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended September 30, 2004.

SERVICES operations reflect $2,236,967 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares.

11. Employee Benefit Plans

SERVICES maintains a profit sharing plan under Section 401(k) of the Internal Revenue Code. Employees covered by the plan are permitted to save for retirement up to 80 percent of their gross compensation, not to exceed the Internal Revenue Code annual limitations. Under the provisions

of the profit sharing plan, for every dollar an employee contributes, SERVICES, at its discretion, may match a percentage of the contribution up to 3 percent of the employee's gross compensation.

SERVICES may make additional contributions to the plan at the discretion of the board of directors. Contributions for the plan charged to operations for 2004 aggregated $ 330,940.

12. Stock Repurchase Agreement

In 1995, the Company and its stockholders entered into an agreement (revised in 1998 and 2001) which stipulates the terms under which the Company's shares can be sold. Among other things, the agreement gives the Company the first option to acquire the shares of any stockholder wishing to sell his common stock after December 31, 1997. If the Company does not elect to purchase the shares, the agreement requires mandatory redemption by the remaining stockholders. The purchase price is established by formula under the agreement and is materially in excess of the Company's book value.

13. Contingency

In September 2004, SERVICES was the subject of a field examination by the National Association of Securities Dealers ("NASD"). The NASD has not issued its final report on this examination.

SUPPLEMENTARY

INFORMATION

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries is presented in the preceding section. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
November 10, 2004

Advance Capital Group, Inc.
and Subsidiaries
Consolidating Statement of Financial Position
As of September 30, 2004

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Elimination's	Consolidated
Assets					
Cash and cash equivalents	$ 286,999	$ 748,017	0		$ 1,035,016
Trade receivables	0	6,709	0		6,709
Receivables from affiliated investment company	422,921	12,675	0		435,596
Intercompany receivable	4,750	0	0	4,750	0
Marketable securities available for sale	0	3,300	0		3,300
Fixed assets, net	336,991	75,570	0		412,561
Deposits	3,392	10,116	0		13,508
Investment in subsidiaries	0	0	362,683	362,683	0
Total assets	$ 1,055,053	$ 856,387	$ 362,683	367,433	$ 1,906,690
Liabilities					
Payable to brokers and dealers	0	604	0		604
Intercompany payable	0	4,750	0	4,750	0
Accounts payable	0	4,708			4,708
Accrued taxes and expenses	981,966	556,729	0		1,538,695
Total liabilities	981,966	566,791	0	4,750	1,544,007
Stockholders' equity					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Retained earnings (Accumulated deficit)	(112,356)	(316,615)	148,572	(428,971)	148,572
Total stockholders' equity	73,087	289,596	362,683	362,683	362,683
Total liabilities and stockholders' equity	$ 1,055,053	$ 856,387	$ 362,683	$ 367,433	$ 1,906,690

Advance Capital Group, Inc.
And Subsidiaries
Consolidating Statement of Operations and Retained Earnings (Accumulated Deficit) for the Year Ended September 30, 2004

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Elimination's	Consolidated
Revenue					
Fee income	$ 4,469,800	$ 2,240,541	$	$	$ 6,710,341
Commissions	0	2,396,818			2,396,818
Interest income	752	742			1,494
Total Revenue	4,470,552	4,638,101			9,108,653
Expenses					
Officers' compensation	2,480,146	340,000			2,820,146
Office compensation	759,433	775,639			1,535,072
Compensation of representatives	0	2,290,234			2,290,234
Depreciation and amortization	64,075	27,389			91,464
Insurance - General	9,642	29,245			38,887
Insurance - Health	82,033	118,047			200,080
Insurance - Workers' compensation	0	17,600			17,600
Marketing	33,943	359,026			392,969
Office expense	112,929	29,526			142,455
Payroll taxes	94,202	148,826			243,028
Postage	100,813	4,039			104,852
Professional fees	334,148	503			334,651
Profit sharing	116,648	214,292			330,940
Regulatory fees	5,454	24,306			29,760
Rent	177,529	115,743			293,272
Repairs and maintenance	29,080	299			29,379
Taxes and licenses	40,381	45,805			86,186
Telephone	18,217	44,454			62,671
Miscellaneous	9,879	2,310			12,189
Total expenses	4,468,552	4,587,283			9,055,835
Net income from operations	2,000	50,818			52,818
Net income from subsidiaries	0	0	52,818	52,818	0
Net income	2,000	50,818	52,818	52,818	52,818
Retained earnings (Accumulated deficit) - Beginning of year	(114,356)	(367,433)	95,754	(481,789)	95,754
Retained earnings (Accumulated deficit) - End of year	$ (112,356)	$ (316,615)	$ 148,572	$ (428,971)	$ 148,572

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended September 30, 2004

	Common Stock	Additional Paid in Capital	Accumulated Deficit
Balances at October 1, 2003	$ 6,062	$ 600,149	$ (367,433)
Net Income			50,818
Balances at September 30, 2004	$ 6,062	$ 600,149	$ (316,615)

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of September 30, 2004

Net Capital	
Total stockholder's equity	$ 289,596
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	289,596
Deductions and/or charges	
Non-allowable assets	
Securities not readily marketable	3,300
Receivables from related company	12,675
Furniture, equipment and software, net	75,570
Deposits	10,116
Total deductions and/or charges	101,661
Net capital	$ 187,935
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 604
Accounts payable	9,458
Accrued taxes and expenses	556,729
Total aggregate indebtedness	$ 566,791
Computation of Net Capital Requirement	
Minimum net capital required	$ 37,786
Excess net capital at 1,500 percent	$ 150,149
Excess net capital at 1,000 percent	$ 131,255
Ratio: Aggregate indebtedness to net capital	3.02 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II (Unaudited) FOCUS report dated September 30, 2004 and the above calculation.

BUTTON EDDY KOLB & SORRENTINO

A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements and supplemental information of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Advance Capital Group, Inc. and its subsidiaries are responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Advance Capital Group, Inc. and its subsidiaries have responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Britton Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
November 10, 2004